

05043781

MMISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 01 2005
DIVISION OF MARKET REGULATION

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 49713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PARKER FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SMITH STREET
(No. and Street)

NANUET, NEW YORK 10954
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAT WALKER 845-627-1004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY, C.P.A.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE DEER PARK, NEW YORK 11729
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAT WALKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKER FINANCIAL CORP., as of DECEMBER 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title


G. RIVERSO
Notary Public, State of New
No. 44-8589145
Qualified in Rockland
Commission Expires

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKER FINANCIAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

MICHAEL DAMSKY
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

To the Board of Directors of
Parker Financial Corp
Nanuet, New York

Gentlemen:

I have audited the balance sheet of Parker Financial Corp. as of December 31, 2004 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Parker Financial Corp. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, I have examined the supplementary schedules on pages 7 and 8 and in my opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, C.P.A.

MICHAEL DAMSKY
Certified Public Accountant

Deer Park, New York
March 25, 2005

PARKER FINANCIAL CORP.

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Current Assets:		
Cash		$ 3,515
Due from Broker -		60,920
		64,435
Fixed Assets:		48,946
Accumulated Amortization		45,546
		3,400
Other Assets:		
Securities	3,060	
Prepaid Insurance		14,069
		17,129
		$ 84,964

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 46,764
Stockholders' Equity:	
Common Stock at Par Value, 100 Shares Issued	100
Additional Paid in Capital	1,251,637
Retained Earnings	(1,098,537)
Treasury Stock	(115,000)
	38,200
	$ 84,964

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

Revenue:		
Commission Income		$ 602,090
Interest Income	9,650	
Trading Losses		(3,559)
Rent Income		1,700
Other Income		14,610
		624,491
Expenses:		
Clearing Fees		274,184
Regulatory Fees	13,966	
Salaries		41,000
Communication		46,402
Commissions		158,230
Interest		256
Professional Fees		25,818
Office		29,733
Rent		33,898
Insurance		31,213
Miscellaneous		2,715
Travel and Entertainment		2,451
Taxes and Licenses		4,381
Amortization		1,140
Deprecation		548
		665,935
Net (Loss)	(41,444)	
Deficit: Beginning of Year		(1,057,093)
Deficit: End of Year	$(1,098,537)	

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net (Loss)		$(41,444)
Adjustments to reconcile net income to Net cash provided by operating activities:		
Depreciation and Amortization		1,688
Decrease in Due form Broker		4,501
Increase in Prepaid Expenses	(14,069)	
Increase in Accrued Expenses	30,499	
Net cash provided by(used for) Operating activities		(18,825)
Cash Flows from Financing Activities:,		
Additional paid in capital		25,325
Net cash provided by financing activities		25,325
Cash Flows from Investing Activities:		
Purchase of Equipment		(3,948)
Increase in Value of Securities		(60)
Net cash provided by investing activities		(4,008)
Net Increase in Cash	2,492	
Cash Balance Beginning		1,023
Cash Balance Ending		$ 3,515

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid in Capital	Deficit	Treasury Stock
Beginning Balance	100	$1,226,312	$(1,057,093)	$(115,000)
Capital Contribution		25,325		
Net (Loss)	-	-	(41,444)	-
Ending Balance	100	$1,251,637	$(1,098,537)	$(115,000)

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - ORGANIZATION

Parker Financial Corp. (The Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.. The company acts as an introducing broker and is engaged in proprietary trading of securities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

NOTE 2 - CONTINGENT LIABILITIES:

Under an agreement with its clearing broker the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers, until actual and complete payment has been received by the clearing broker.

-The Company is contingently liable for a settlement agreement signed by the Company's owner.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2004, the Company had net capital of $12,671, in excess of its requirement of $5,000.

NOTE 5 - COMMITMENTS:

The Company has an agreement to lease office space under an operating lease expiring on March 31, 2005.

One Year	$ 8,078.00

SUPPLEMENTARY INFORMATION

PARKER FINANCIAL CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

Computation of Net Capital:

1.	Total Ownership Equity		$ 38,200
2.	Less: Ownership Equity not allowed for Net Capital		20,529
			17,671
3.	Less: Haircuts on Securities		-
4.	Net Capital		$ 17,671

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	$ 3,118	
2.	Minimum Dollar Net Capital		5,000
3.	Net Capital Requirement		5,000
4.	Net Capital		17,671
5.	Excess Net Capital		$ 12,671

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 46,764
7.	Non Aggregate Indebtedness	-
		$ 46,764

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2004

Audited Net Capital		$ 17,671
Net Capital per Focus Part IIA	17,964	
Difference	$ (293)	
Cash Adjustment	$ (2,457)	
Accrued Expenses		2,164
Total		$ (293)

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-20073

March 25, 2005

Parker Financial Corp.
Nanuet, New York

Gentlemen:

I have examined the Financial Report of Parker Financial Corp. as required by the National Association of Securities Dealers as of December 31, 2004 and have issued a report thereon dated March 25, 2005. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2004 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY
Certified Public Accountant
Deer Park, New York
March 25, 2005